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                                                                  EXHIBIT 6.5



                          SECOND AMENDMENT AGREEMENT TO
                    NON-COMPETITION AND CONSULTING AGREEMENT


         THIS SECOND AMENDMENT AGREEMENT TO NON-COMPETITION AND CONSULTING AGREEMENT (the "Amendment") is made and entered into as of the 16th day of November, 1995, by and between CABLE LINK, INC. an Ohio corporation and formerly known as Cable Link, Incorporated (the "Company") and E. JACK DAVIS ("Davis"). Capitalized terms not defined herein have the meanings given them in the Agreement (as such term is defined below).

                              W I T N E S S E T H:

         WHEREAS, the Company and Davis are parties to a Non-Competition and Consulting Agreement, dated as of the 18th day of October, 1994, as amended by a First Amendment dated June 1, 1995 (the "Agreement") and desire to further amend the terms of the Agreement by this Amendment;

         NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties hereto, intending to be legally bound, agree as follows:

         SECTION 1. Amendment of Section 2.2. Section 2.2 of the Agreement is hereby amended and restated in its entirety to read as follows:

                 2.2. At anytime through the last day of the term of this Agreement, Davis shall consult with and advise the Company with respect to the business engaged in by the Company. In the performance of Davis' consulting services, Davis and Company agree that: (a) Davis shall not be required to provide consulting services for more than forty (40) hours during each calendar month; (b) Davis shall not be required to be present in the Company offices more than six (6) times per year, preferably on a bi-monthly basis; (c) at such time as Davis' presence shall be required at the Company offices, Company shall pay all of Davis' reasonably travel expenses from Bradenton, Florida to Columbus, Ohio as well as Davis' reasonable living expenses in Columbus, Ohio;
         (d) each day that Davis is required to spend at the Company offices shall be considered to be equal to ten (10) hours of consulting service time for the purpose of calculating Davis' number of consulting hours to be performed under the terms of this Agreement; (e) in the performance of his consulting services, Davis shall receive instructions from and shall report to Anthony Matteo, the Vice Chairman and Chief Operating Officer of the Company; and, (f) all requests for the performance of consulting services shall be delivered to Davis in written form with sufficient description of the services desired so as to permit Davis to fully understand the task presented to him; provided, however, that Davis hereby acknowledges that the first project to be performed by him shall be a comprehensive report of competitive intelligence, the first draft of which shall be due no later than January 15, 1996 and the final version of which shall be due no later than February 15, 1996.

         SECTION 2. New Section 2.3. A new Section 2.3. is hereby added to the Agreement to read as follows:

                 2.3. No later than November 30, 1995, the Company shall, at a regular or special meeting of the Board of Directors of the Company, cause Davis to be elected as a director of the Company for a term which shall expire at the next annual meeting of the Company, and shall cause Davis to be nominated for re-election at such meeting subject to Davis providing the Company with all information to be included in the Company's proxy statement which is customary or legally required.

         SECTION 3. Amendment of Section 5.1. Section 5.1. of the Agreement is hereby amended and restated in its entirety to read as follows:


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                 5.1. Payments for Non-Competition. In consideration of Davis'
         covenant not to compete with Company and Davis' other covenants and obligations hereunder, the Company shall pay $25,000 to Davis, payable in seven monthly installments of $1,099.53; 25 monthly installments of $666.67; and, a final installment of $635.54.

         SECTION 4. Amendment of Section 5.2. Section 5.2. of the Agreement is hereby amended and restated in its entirety to read as follows:

                 5.2. Payments for Consulting. In consideration of the consulting services of Davis hereunder and Davis' other covenants and obligation hereunder, the Company shall pay $350,000 top Davis, payable in seven monthly installments of $15,393.51; 25 monthly installments of $9,333.33; and, a final installment of $8,912.18.

         SECTION 5. Amendment of Section 5.3. The first sentence of 5.3. is hereby amended and restated to read as follows:

         The first six monthly installment payments pursuant to each of Section
         5.1. and 5.2. have been paid commencing as of June 1, 1995, the receipt of which by Davis is hereby acknowledged; and the remaining monthly installments shall be paid on the first day of each calendar month for 27 months starting December 1, 1995.

         SECTION 6. New Section 5.5. A new Section 5.5. is hereby added to the Agreement to read as follows:

                 5.5. Special Fee. As a one time fee, Davis shall receive $1,750 on the later of January 15, 1996 or the date that the first version of the report on competitive intelligence is presented to Anthony Matteo, and a further $1,750 on the later of February 15, 1996 or the dated that the final report on competitive intelligence is presented to Anthony Matteo.

         SECTION 7. New Section 5.6. A new Section 5.6. is hereby added to the Agreement to read as follows:

                 5.6. Medical Coverage. During the term of this Agreement, as additional consideration for the consulting services to be provided by Davis hereunder, Company shall, in accordance with its normal employment policies, provide medical and hospitalization coverage for Davis, either, at Davis' option, under: (a) subject to the provisions of the last sentence of this Section 5.6, such of the Company's medical and hospitalization plans as may be in existence during the term of this Agreement as shall provide Davis with the same medical and hospitalization benefits as would be available to Davis if he were considered to be an employee of the Company, the cost of which shall be equally divided between Davis and the Company; or, (b) an independently issued health care coverage policy or plan thereby requiring Davis to seek coverage under the Company's existing medical and hospitalization plans, Davis and the Company agree to further amend this Non-Competition and Consulting Agreement in a mutually agreeable and reasonable fashion to the extent that such amendments may be necessary in order to permit Davis to qualify for medical and hospitalization coverage as an employee of the Company.

         SECTION 8. Amendment of Section 8.4. The provisions of Section 8.4. relating to the place of delivery for notices or other communications to Davis is hereby amended and restated in its entirety to read as follows:

                 If to Davis:

                 E. Jack Davis
                 6927 Riversedge Street Circle
                 Bradenton, FL  34202

                 With a copy to:


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                 Harllee, Porges, Hamlin & Hamrick, P.A.
                 1205 Manatee Avenue West
                 Bradenton, FL  34205
                 Attention:  Gregory J. Porges, Esquire


         SECTION 9. Counterparts. This Amendment may be executed in one or more counterparts, each of which will be deemed an original and all of which, together, shall constitute one and the same Amendment.

         SECTION 10. Board Action. As soon as is reasonably possible, but in no event later than November 30, 1995, the Company shall present this Amendment to its Board of directors for its approval.

         IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first mentioned above.


CABLE LINK, INC.



By:
   --------------------------                       ---------------------------
   Bob Binsky                                       E. Jack Davis



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